

02007210

3/29/02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002

SEC FILE NUMBER
8- 20124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN FCM Investment Services

NN: FCM Investment Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Grove Street, Suite 200
(No. and Street)

Wellesley	Massachusetts	02482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer A. Furlong 775) 882-0500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cory Wright, CPA - Cory Wright & Associates
(Name — *if individual, state last, first, middle name*)

821 Riverside Drive	Reno	Nevada	89503
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/29/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edwin F. Thrall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCM Investment Services, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of NV County of CLARK
Subscribed and sworn to before me on 1-29-02
(Date)

(Notary Signature)
Walter Mulcahy

Notary Public

Signature

Managing Principal
Title


WALTER MULCAHY
NOTARY PUBLIC STATE OF NEVADA
COMMISSION NO. 00-64632-1
Comm. Expires August 21, 2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FCM Investment Services, Inc.

Audited Financial Statements

December 31, 2001

TABLE OF CONTENTS


CORY WRIGHT
and Associates • CPA's

INDEPENDENT AUDITOR'S REPORT

To The Stockholder and Director of
FCM Investment Services, Inc.
Carson City, Nevada

We have audited the accompanying balance sheet of FCM Investment Services, Inc. as of December 31, 2001, and the related statements of income, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCM Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reno, Nevada
February 26, 2002

821 Riverside Drive • Reno, Nevada • 89503 tel. 775 322-8337 • fax. 775 322-5822

FCM Investment Services, Inc.
Balance Sheet
(Statement of Financial Position-NASD)
December 31, 2001

Assets

Current Assets		
Cash	$	16,879
Prepaid Income Taxes		68
Total Current Assets		16,947
Other Assets		
Organization Costs		295
Less Accumulated Amortization		(295)
Total Other Assets		—
Total Assets	$	16,947

Liabilities and Stockholders' Equity

Current Liabilities		
Accrued Taxes	$	456
Stockholders' Equity		
Common Stock; No Par Value, 2,500 shares Authorized, 1,000 Issued and Outstanding		10,000
Retained Earnings		6,491
Total Stockholders' Equity		16,491
Total Liabilities and Stockholders' Equity	$	16,947

(See Accountants' Report and Notes to Financial Statements)

FCM Investment Services, Inc.
Income Statement
For the Year Ended December 31, 2001

Revenues		
Brokerage Commissions	$	1,352
Administrative & Service Fees		4,000
Interest on bank accounts		139
		5,491
Expenses		
Regulatory Fees and Expenses		1,241
Other Operating Expenses		2,924
		4,165
Income Before Income Taxes		1,326
State Income or Excise Tax	(	456)
Federal Income Tax	(	131)
Net Income	$	739

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

Common Stock		
Balance at Beginning of Year	$	10,000
Balance at End of Year		10,000
Retained Earnings		
Balance at Beginning of Year		5,752
Net Income		739
Balance at End of Year		6,491
Ending Stockholders' Equity	$	16,491

Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2001

NONE

(See Accountant's Report and Notes to Financial Statements)

FCM Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 739
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in prepaid expenses	(68)
Total adjustments	(68)
Net Cash Provided (Used) By Operating Activities	671
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	-
Net Increase (Decrease) in Cash and Equivalents	671
Cash and Equivalents, Beginning	16,208
Cash and Equivalents, Ending	**$ 16,879**
Supplemental Disclosures	
Income Taxes	$ 729

Summary of Significant Accounting Policies:

This summary of significant accounting policies of FCM Investment Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Activities

The Company is a Nevada Corporation created for the purpose of carrying on broker-dealer activities. At this time, broker-dealer activities are limited, with the major revenue being administrative fees from its affiliate Fiske Capital Management, whose primary activity is investment advisory services.

The expenses to date have primarily been regulatory dues, assessments, filing fees, taxes, insurance and professional fees. Some of these expenses may pertain to periods beyond December 31, 2001; however, none are for more than a year and are of minimal amounts. For ease in regulatory reporting they have been consistently expensed rather than shown as prepaid expenses, which would be non-admitted assets for regulatory purposes.

The Company has no employees nor any fixed assets thus no expenses for these or other such normally expected operating expenses are reflected in the financial statements. The incidental activities required of the Company are performed by the Stockholder or an employee of its affiliate. In 1988, the Company began charging its affiliate an administrative fee based on the regulatory expenses incurred, which also gives effect to the above-mentioned services. As a result of this arrangement, the Company has no direct contingencies or commitments.

FCM Investment Services, Inc.
Supporting Schedules
For the Year Ended December 31, 2001

SCHEDULE I

Schedule Of Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
As Of December 31, 2001

Net Capital:		
Stockholder's equity & net capital		$16,491
Aggregate Indebtedness:		
Current liabilities and aggregate indebtedness		456
Computation Of Basic Net Capital Requirement:		
Minimum net capital required – greater of:		
Aggregate indebtedness of 456 @ 1500% = 6,840		
Minimum dollar requirement	5,000	6,840
Ratio: Aggregate indebtedness to net capital		.03 to 1

SCHEDULE II

Computation For Determination Of Reserve Requirement
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2001

This Company does not carry customer accounts and is therefore not subject to reserve requirements.

The Company does not operate under the alternative method of net capital requirements. A separate schedule of Net Capital Computation under Rule 15c3-3 is included above.

SCHEDULE III

Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2001

Exemptive provision under Rule 15c3-3: (k) (2) (B).
All customer transactions are cleared on a fully disclosed basis through Brown & Company Securities Corporation, 7 Water Street, Boston, MA 02109.

SCHEDULE IV

Reconciliation of Net Capital Per Audit with Broker/Dealer Part IIA Filing

There are no material differences in the Computation of Net Capital under Rule 15c3-1 between this Annual Financial Report and Part IIA of Form X-17A-5 as filed by the Company as of December 31, 2001.

(See Accountant's Report and Notes to Financial Statements)

February 26 2001

To The Stockholder and Director,
FCM Investment Services, Inc.

Supplementing our report dated February 26, 2001 on our audit of the Statement of Financial Condition of FCM Investment Services, Inc. as of December 31, 2001, and the related statements and schedules enumerated therein, we hereby report to you that our examination did not reveal any material inadequacies since our last audit.

(as submitted to NASD)

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: FCM INVESTMENT SERVICES, INC. [0013]

SEC File Number: 8- 20124 [0014]

Address of Principal Place of Business: 40 GROVE STREET [0020]

WELLESLEY [0021] MA [0022] 02181 [0023]

Firm ID: 7005 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: EDWIN F. THRALL [0030] Phone: (781) 237-0010 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: none [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated (•) [0198] Unconsolidated ( ) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	16,879 [0200]		16,879 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]

A. Exempted securities	[0150]			
B. Other securities	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**		16,879 [0540]	0 [0740]	16,879 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	0 [1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	0 [1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		0 [1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]

from outsiders

[0990]

C.	Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	10,000 [1792]
C.	Additional paid-in capital	[1793]
D.	Retained earnings	6,879 [1794]

	E.	Total	16,879 [1795]
	F.	Less capital stock in treasury	[1796]
24.		**TOTAL OWNERSHIP EQUITY**	16,879 [1800]
25.		**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	16,879 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		319 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		1,000 [3975]
8.	Other revenue		27 [3995]
9.	Total revenue		1,346 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	[4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]

a. Includes interest on accounts subject to subordination agreements		[4070]	
14.	Regulatory fees and expenses		491 [4195]
15.	Other expenses		124 [4100]
16.	Total expenses		615 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		731 [4210]
18.	Provision for Federal Income taxes (for parent only)		198 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		533 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-43 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 21214 [4335A]	BROWN & COMPANY SECURITIES COR [4335A2]	Equities [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 16,879 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 16,879 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 16,879 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 0 [3540]

   B. Secured demand note deficiency — [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]

   D. Other deductions and/or charges — [3610] — 0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 16,879 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			16,879 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	11,879 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	16,879 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			16,346 [4240]
	A.	Net income (loss)		533 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			16,879 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

FORM X-17A-5	# FOCUS REPORT **(Financial and Operational Combined Uniform Single Report)** **Schedule I** **INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17**

Report for period beginning 01/01/2001 [8005] and ending 12/31/2001 [8006]

SEC File Number: 20124 [8011]

Firm ID: 7005

1. Name of Broker Dealer: FCM INVESTMENT SERVICES, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:		Phone:	
none	[8053]		[8057]
	[8054]		[8058]
	[8055]		[8059]
	[8056]		[8060]

		Yes	No	
3.	Respondent conducts a securities business exclusively with registered broker-dealers:	○	●	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	○	●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	○	●	[8075]
	(b) municipals	○	●	[8076]
	(c) other debt instruments	○	●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	○	●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	○	●	[8079]
8.	Respondent carries its own public accounts:	○	●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	Public customer accounts	0	[8080]
(b)	Omnibus accounts	0	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ( ) No (•) [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐	[8086]
(b)	Self Clearing	☐	[8087]
(c)	Omnibus	☐	[8088]
(d)	Introducing	☐	[8089]
(e)	Other	☑	[8090]
(f)	Not Applicable	☐	[8091]

12.

(a) Respondent maintains membership(s) on national securities exchange(s): Yes ( ) No (•) [8100]

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐	[8120]
(2)	Boston	☐	[8121]
(3)	CBOE	☐	[8122]
(4)	Midwest	☐	[8123]
(5)	New York	☐	[8124]
(6)	Philadelphia	☐	[8125]
(7)	Pacific Coast	☐	[8126]
(8)	Other	☐	[8129]

13. Employees:

	(a)	Number of full-time employees	0 [8101]
	(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	0 [8102]
14.		Number of NASDAQ stocks respondent makes market	0 [8103]
15.		Total number of underwriting syndicates respondent was a member	0 [8104]

16. Number of respondent's public customer transactions:

		Actual ◯ Estimate ◯
(a)	equity securities transactions effected on a national securities exchange	[8107]
(b)	equity securities transactions effected other than on a national securities exchange	[8108]
(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]

17.		Respondent is a member of the Securities Investor Protection Corporation	Yes ◉ No ◯ [8111]
18.		Number of branch officies operated by respondent	0 [8112]
19.	(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ◯ No ◉ [8130]
	(b)	Name of parent or affiliate	[8131]
	(c)	Type of institution	[8132]
20.		Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ◯ No ◉ [8113]
21.	(a)	Respondent is a subsidiary of a registered broker-dealer	Yes ◯ No ◉ [8114]
	(b)	Name of parent	[8116]
22.		Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ◯ No ◉ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: Yes ○ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

---

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income 0 [8151]